Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q1 financial results on May 10, 2016

Toronto, Ontario, April 18, 2016 – Kinross Gold Corporation (TSX:K; NYSE:KGC) plans to release its financial statements and operating results for the first quarter 2016 on Tuesday, May 10, 2016, after market close. On Wednesday, May 11, 2016 at 7:45 a.m. ET Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 00432 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 00432 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross’ Annual Shareholders Meeting will also be held on Wednesday, May 11, 2016 at 10:00 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual Meeting will be available at www.kinross.com and will also be archived for later access.

The 2015 Annual Report, Management Information Circular and Annual Information Form (AIF) are available on www.kinross.com, and along with Form 40-F, have been filed under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Shareholders may also receive copies of these documents without charge upon request to Kinross Gold’s Investor Relations Department, 25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5 or to info@kinross.com.

To access Kinross’ 2015 Annual Report, click here: http://2015annualreport.kinross.com/

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com